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File No. 041135-0005
VIA EDGAR AND FACSIMILE (202) 772-9210
Securities and Exchange Commission
Mail Stop 4-06
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief Jennifer Thompson, Staff Accountant Evan Jacobson, Staff Attorney David Orlic, Special Counsel
Re:	WNS (Holdings) Limited Form 20-F for the Fiscal Year Ended March 31, 2007 filed June 26, 2007 Form 6-K filed February 8, 2008 File No. 1-32945
Ladies and Gentlemen:
     We are counsel to WNS (Holdings) Limited, a company organized under the laws of Jersey, Channel Islands (the “Company”). The Company received a comment letter dated February 28, 2008 regarding the Staff’s review of the Company’s Form 20-F for the fiscal year ended March 31, 2007 and the Company’s Form 6-K filed on February 8, 2008. The comment letter indicated that the company should respond to the comments within ten business days (i.e., March 13, 2008) or tell you when the Company will provide you with a response. The Company is in the process of undertaking the appropriate work to formulate thorough responses to the Staff’s comments and intends to respond to the Staff’s comments by Monday, March 31, 2008. The Company appreciates the extension.
     Please contact the undersigned at (011) 65-6437 5406 if you have any questions.

Very truly yours,
/s/ Min Yee Ng

Min Yee Ng of LATHAM & WATKINS LLP

cc:	Ramesh Shah Chairman of the Board
WNS (Holdings) Limited